UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                to

Commission file number: 001-15087

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

I.D. Systems, Inc. 401(k) Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

I.D. Systems, Inc.

123 Tice Boulevard

Woodcliff Lake, New Jersey 07677

I.D. Systems, Inc. 401(K) PLAN

Other Schedules required by 29CFT2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

I.D. Systems, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits under the I.D. Systems, Inc. 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ UHY LLP

New York, New York

June 27, 2014

I.D. SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012

ASSETS
INVESTMENTS
ID Systems, Inc. common stock	$203,518	$319,476
Mutual Funds	5,267,193	3,939,436
Self-directed brokerage accounts	413,236	215,441
Common/ Collective trusts	359,271	215,688
Total investments	6,243,218	4,690,041

RECEIVABLES
Participant contributions	17,169	14,628
Notes receivable from participants	194,825	181,378
Total receivables	211,994	196,006

NET ASSETS AVAILABLE FOR BENEFITS	$6,455,212	$4,886,047

See notes to financial statements.

I.D. SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2013	2012

ADDITIONS
Investment Income
Interest and Dividends	$12,540	$15,681
Net appreciation in fair value of investments	1,033,383	568,875
Total investment income	1,045,923	584,556

Contributions
Participants	651,712	635,329
Rollover	503	181,105
Total Contributions	652,215	816,434

Total Additions	1,698,138	1,400,990

DEDUCTIONS
Benefits paid to participants	127,460	301,611
Administrative and other expenses	1,513	2,179
Total deductions	128,973	303,790

Net increase	1,569,165	1,097,200

NET ASSETS AVAILABLE FOR BENEFIT, BEGINNING OF YEAR	4,886,047	3,788,847
NET ASSETS AVAILABLE FOR BENEFIT, END OF YEAR	$6,455,212	$4,886,047

See notes to financial statements.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the I.D. Systems, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was originally established in 1998 for the purpose of providing retirement benefits for eligible employees of I.D. System, Inc. (the “Company”). The Plan was restated on August 23, 2010. The Plan is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2013, Massachusetts Life Insurance Company (“Mass Mutual”) became the Plan’s third party administrator after acquiring the retirement plans group business of The Hartford Financial Services Group, Inc.

Contributions

Participants in the Plan may elect to defer and contribute from 1% to 100% of their annual eligible compensation, as defined by the Plan, not to exceed dollar limitations that are set by law. Participants age 50 or older may elect to defer and contribute additional amounts to the Plan up to a maximum that is set by law. Participants may also contribute (rollover) amounts representing distributions from other qualified defined benefit or qualified defined contribution plans.

Each year, the Company may contribute to the Plan a discretionary matching contribution. Matching contributions are subject to vesting requirements. For the plan years ended December 31, 2013 and 2012, the Plan did not declare any discretionary matching contribution.

Participant Accounts

Each participant account is credited with the participant’s share of any employer contributions, any contributions made by the participant, and the participants share of any investment earnings and increases in the value of investments. All reasonable costs and expenses incurred by the Administrator and the Trustee in administering the Plan are charged against the accounts of all participants unless the Company elects to pay such expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest in the Plan’s discretionary match portion of their accounts as follows:

Years of Vesting
Service	Percentage Vested
Less than 1 years	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Notes Receivable from Participants

The Plan permits participants to borrow from their vested account balance. A participant is permitted to borrow up to 50% of his or her vested account balance, not to exceed $50,000. The minimum loan a participant may take is $1,000. All loans must be repaid in level payments on at least a quarterly basis over a five-year period unless the loan is for the purchase of a principal residence in which case the loan may be repaid within a reasonable period of time determined at the time the loan is made. The loans are secured by the balance of the participant’s vested account and bear interest at a rate commensurate with market rates.

Payment of Benefits

A participant’s vested account balance is payable upon retirement, disability, death or other termination of employment. Distributions are payable in a lump sum or in installments over a period not exceeding the participant’s life expectancy. However, if the value of a participant’s vested account is $5,000 or less, it is only payable in a lump sum.

A participant may withdraw all or a portion of his or her vested account during employment if he or she has reached age 59-1/2. A participant may withdraw his or her own contributions (but not earnings on those contributions) during employment for certain hardship reasons.

Upon the death of an active participating employee, such employee’s beneficiary is entitled to the total amount of the employee’s account without penalty plus an allocation of any Company contribution relating to the year in which the death occurred.

Separated participants with vested account balances exceeding $5,000 may delay the timing of the receipt of benefits subject to minimum distribution rules required by law. Participants with a balance of $5,000 or less may be paid out without the participant’s consent in a single-sum payment or by direct rollover to an individual retirement account (“IRA”) or other eligible retirement plan as soon as reasonably practicable following the date of employment termination.

Forfeited Accounts

If a participant terminates employment with the Company at a time when the participant does not have a fully vested account, the nonvested employer contributions and actual earnings thereon are forfeited. Forfeitures may be used to reduce future discretionary employer matching contributions or cover future administrative expenses. Forfeitures in the amount of $1,753 and $-0- were used during the years ended December 31, 2013 and 2012, respectively, to pay for the Plan’s expenses. Forfeitures available at December 31, 2013 and 2012 totaled $1,453 and $1,384, respectively.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become fully vested with all rights to any amounts in their respective accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes there in, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are participant directed and reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative Expenses

Administrative expenses, including custodial and administrative fees, are paid by the Plan. Administrative expenses for loans and distributions are paid by the participant. Certain other expenses such as audit and accounting fees are paid by the Company.

Subsequent Events

The Plan has evaluated subsequent events through June 27, 2014, the date the financial statements were available to be issued.

NOTE 3 - INVESTMENTS

Investments at December 31, 2013 and 2012 consist of mutual funds, self-directed brokerage accounts, common/ collective trusts and the Company’s common stock that is traded in the NASDAQ Global Market under the symbol “IDSY”. The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2013	2012

Janus Forty	$833,388	$681,688
Alger MC Growth Inst	634,396	403,420
American Funds American Balanced Inv Opt	450,662	314,888
Charles Schwab Self-Directed Brokerage Account	413,236	*
PIMCO Total Return	394,268	394,043
Janus Overseas	390,563	364,267
Putnam Multi-Cap Growth Fund	341,786	*
SSgA S&P 500 Flagship Fund Common Collective Trusts	359,271	*
I.D. Systems, Inc. Common stock	*	319,476
Hartford Total Return Bond	*	271,661

* Represents less than 5% of the Plan’s net assets available for benefits.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 4 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Accounting Standards Codification (“Codification”), Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the Codification are as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common stocks, corporate bonds, and US government securities: Valued at closing price reported on active market on which the securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securites and Exchange Commission (“SEC”). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/ Collective trusts: Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the fair value hierarchy for the Plan’s investments at fair value as of December 31, 2013 and 2012:

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Common Stock	$203,518	$-	$-	$203,518
Mutual Funds	5,267,193	-	-	5,267,193
Self-directed brokerage accounts	-	413,236	-	413,236
Common collective trusts	-	359,271	-	359,271
Total investments at fair value	$5,470,711	$772,507	$-	$6,243,218

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Common Stock	$319,476	$-	$-	$319,476
Mutual Funds	3,939,436	-	-	3,939,436
Self-directed brokerage accounts	215,441	-	-	215,441
Common collective trusts	-	-	215,688	215,688
Total investments at fair value	$4,474,353	$-	$215,688	$4,690,041

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. Based on additional information that became available during the year ended December 31, 2013, investments held in common collective trusts and self-directed brokerage accounts were transferred from Level 3 and Level 1, respectively, to Level 2 at the beginning of the year.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

Below is the activity of investments having unobservable inputs (Level 3) of the common/ collective trusts for the years ended December 31, 2013 and 2012:

Beginning balance, January 1, 2013	$215,688
Transfer into Level 2	(215,688)
Ending balance, December 31, 2013	$-

Beginning balance, January 1, 2012	$127,868
Total gains or losses included in changes in net assets available for benefits	27,758
Purchases, sales, and settlements
Purchases	73,509
Sales	(13,447)
Ending balance, December 31, 2012	$215,688

The table below summarizes investments measured at fair value based on NAV per share as of December 31, 2012:

		Unfunded	Redemption	Redemption
December 31, 2012	Fair Value	Commitments	Frequency	Notice Period

Common collective trusts- SSgA S&P 500 Flagship Fund	$215,688	n/a	Daily	30 days

NOTE 5 - RELATED PARTY TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the plan, including the Company. Certain plan investments are shares of various mutual funds that are owned and managed by Mass Mutual, who has been designated as the custodian and recordkeeper. The Plan invests in common stock of the Company and issues loans to participants. These transactions qualify as party-in-interest transactions.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 6 - TAX STATUS

The Plan is based on a “volume submitter” plan document. The sponsor of the volume submitter document has received a favorable determination letter from the Internal Revenue Service (IRS) dated January 31, 2006, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2005-16, the Company has chosen to rely on the IRS determination letter issued to the sponsor of the volume submitter document as evidence that the form of the Plan is tax-qualified. The Plan is also required to be operated in conformity with the Code to maintain its tax-qualified status. The Plan administrator believes that the Plan, which has been amended since the date of the determination letter, continues to be tax-qualified in both form and operation.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7 - RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 8 - RECONCILIATION OF CERTAIN FINANCIAL STATEMENT AMOUNTS TO AMOUNTS IN FORM 5500

The Plan prepares its Form 5500 on a cash basis. The following is a reconciliation of net assets available for benefits from Form 5500 to the financial statements as of December 31:

	2013	2012

Net assets available for benefits per Form 5500	$6,438,043	$4,871,419
Add: Participants contribution receivable - employee	17,169	14,628
Net assets available for benefits per the financial statements	$6,455,212	$4,886,047

The following is a reconciliation of net increase in net assets available for benefit from Form 5500 to the financial statements as of December 31:

	2013	2012

Net increase in net assets available for benefit per Form 5500	$1,566,624	$1,096,653
Add: Participant contribution receivable - employee	17,169	14,628
Less: Prior year participant contribution receivable - employee	(14,628)	(14,081)
Net increase in net assets available for benefit per financial statements	$1,569,165	$1,097,200

The following is a reconciliation of participant contributions from Form 5500 to the financial statements as of December 31:

	2013	2012

Participant contributions per Form 5500	$649,674	$815,887
Add: Current year participant contribution receivable - employee	17,169	14,628
Less: Prior year participant contribution receivable - employee	(14,628)	(14,081)
Participant contributions per the financial statements	$652,215	$816,434

I.D. SYSTEMS, INC. 401(k) PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 22-3270799 PLAN #001

December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment, Including
	Borrower, Lessor or	Maturity Date, Rate of Interest, Par		Current
	Similar Party	or Maturity Value	Cost**	Value

	JP Morgan	JP Morgan Prime Money Market Fund		$165,143
*	Hartford Mutual Funds	Hartford Total Return Bond		301,342
	PIMCO	PIMCO Total Return		394,268
	BlackRock	BlackRock Lifepath 2020		93,250
	BlackRock	BlackRock Lifepath 2030		55,544
	BlackRock	BlackRock Lifepath 2040		87,721
	BlackRock	BlackRock Lifepath Retirement		52,880
	Invesco	Invesco Small Cap Equity		297,354
	Alger	Alger MC Growth Inst		634,396
	Pioneer Investments	Pioneer Mid Cap Value		121,554
	American Funds	AF Growth Fund of America		307,911
	Janus Capital Management	Janus Forty		833,388
	American Funds	AF Europacific Growth		287,755
	Davis Funds	Davis New York Venture Fund		144,074
	Charles Schwab	Schwab Self-Directed Brokerage Account		413,236
	Janus Capital Management	Janus Overseas		390,563
	American Funds	American Funds Balanced American		450,662
	Putnam Investments	Putnam Investors		103,965
	State Street Global Advisors	SSgA S&P 500 Flagship Fund Common		359,271
		Collective Trusts
*	ID Systems Inc.	Common Stock		203,518
	Putnam Investments	Putnam Multi-cap Growth Fund		341,786
	Invesco	Invesco Van Kampen Value		203,637

*	Participant Loans	Interest rate of 9%	$-	194,825
				$6,438,043

* Indicates party-in-interest to the Plan.

** Cost omitted for participant directed investment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the I.D. Systems, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

I.D. Systems Inc. 401(k) Plan

/s/ Ned Mavrommatis
Ned Mavrommatis
Chief Financial Officer and Treasurer

June 27, 2014
Date

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

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